Mail Stop 3561

November 30, 2006

George Zimmer
Chief Executive Officer
Men's Wearhouse, Inc.
5803 Glenmont Drive
Houston, TX 77081-1701

> **Re: Men's Wearhouse, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed April 13, 2006**
> **File No. 1-16097**

Dear Mr. Zimmer:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief